EXHIBIT 99.1

RedHill Biopharma Announces Preferred Position for Talicia® on Express Scripts National Preferred Formulary Effective March 13, 2020

RedHill recently launched Talicia® in the U.S., calling on gastroenterologists, primary care physicians and other healthcare providers

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Talicia® is the first and only FDA-approved rifabutin-based therapy for treatment of H. pylori infection designed as a first-line option to address the high H. pylori resistance to clarithromycin

TEL-AVIV, Israel and RALEIGH, N.C., March 13, 2020 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company focused on gastrointestinal diseases, today announced that Express Scripts has added Talicia® (omeprazole magnesium, amoxicillin and rifabutin)1 to its National Preferred Formulary as a preferred brand. RedHill recently launched Talicia® in the U.S., making Talicia® available through pharmacies nationwide.

“The addition of Talicia® to Express Scripts’ National Preferred Formulary reflects the urgent need for new therapies addressing the high resistance rates of H. pylori to standard-of-care antibiotics, as highlighted by the FDA and the World Health Organization in recent years. The high resistance rates have led to the declining efficacy of current standard-of-care clarithromycin-based therapies. Talicia® has a good safety and efficacy profile that is not compromised by clarithromycin resistance,” said Rick Scruggs, Chief Commercial Officer of RedHill. “H. pylori infection is a Class I carcinogen and the strongest known risk factor for development of peptic ulcer disease and gastric cancer. The addition of Talicia® to the National Preferred Formulary will allow millions of patients unrestricted access to this important new treatment. We expect to secure additional formulary coverage in the coming weeks and months to allow more patients to benefit from Talicia®.”

Talicia® is the only rifabutin-based therapy approved for the treatment of H. pylori infection and is designed to address the high resistance of H. pylori bacteria to clarithromycin-based standard-of-care therapies. The high rates of H. pylori resistance to clarithromycin have led to significant rates of treatment failure with clarithromycin-based standard-of-care therapy and are a strong public health concern. Minimal to zero resistance to rifabutin, a key component of Talicia®, was detected in RedHill’s pivotal Phase 3 study.

About Talicia®
Talicia® is a novel, fixed-dose, all-in-one oral capsule combination of two antibiotics (amoxicillin and rifabutin) and a proton pump inhibitor (PPI) (omeprazole). In November 2019, Talicia® was approved by the U.S. FDA for the treatment of H. pylori infection in adults. In the pivotal Phase 3 study, Talicia® demonstrated 84% eradication of H. pylori infection in the intent-to-treat (ITT) group vs. 58% in the active comparator arm (p<0.0001). Further, in an analysis of data from this study, it was observed that subjects who were confirmed adherent2 to their therapy had response rates of 90.3% in the Talicia® arm vs. 64.7% in the active comparator arm4.

Talicia® is eligible for a total of eight years of U.S. market exclusivity under its Qualified Infectious Disease Product (QIDP) designation and is also covered by U.S. patents which extend patent protection until 2034 with additional patents and applications pending and granted in various territories worldwide.

About H. pylori
H. pylori bacterial infection affects approximately 35%3 of the U.S. population, with an estimated two million patients treated annually4. Worldwide, more than 50% of the population is affected by H. pylori infection, which is classified by the World Health Organization (WHO) as a Group 1 carcinogen, remains the strongest known risk factor for gastric cancer5 and a major risk factor for peptic ulcer disease6 and gastric mucosa-associated lymphoid tissue (MALT) lymphoma7. More than 27,000 Americans are diagnosed with gastric cancer annually8. Eradication of H. pylori is becoming increasingly difficult, with current standard-of-care therapies failing in approximately 25-40% of patients who remain H. pylori-positive due to high resistance of H. pylori to antibiotics commonly used in standard combination therapies9.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on the commercialization and development of proprietary drugs for the treatment of gastrointestinal diseases. RedHill promotes the gastrointestinal drugs Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults and Aemcolo® for the treatment of travelers’ diarrhea10. RedHill acquired rights to Movantik® for opioid-induced constipation11. The acquisition remains subject to certain customary closing conditions and regulatory clearances. RedHill’s key clinical late-stage development programs include: (i) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (ii) RHB-204, with a planned pivotal Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) infections; (iii) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (iv) ABC294640 (Yeliva®), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase 1/2a study for cholangiocarcinoma; (v) RHB-106, an encapsulated bowel preparation, and (vi) RHB-107, a Phase 2-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases. More information about the Company is available at www.redhillbio.com

About Talicia® (omeprazole magnesium, amoxicillin and rifabutin)

INDICATION AND USAGE
Talicia® is a three-drug combination of omeprazole, a proton pump inhibitor, amoxicillin, a penicillin-class antibacterial, and rifabutin, a rifamycin antibacterial, indicated for the treatment of Helicobacter pylori infection in adults.

To reduce the development of drug-resistant bacteria and maintain the effectiveness of Talicia® and other antibacterial drugs, Talicia® should be used only to treat or prevent infections that are proven or strongly suspected to be caused by bacteria.

IMPORTANT SAFETY INFORMATION
Talicia® contains omeprazole, a proton pump inhibitor (PPI), amoxicillin, a penicillin-class antibacterial and rifabutin, a rifamycin antibacterial. It is contraindicated in patients with known hypersensitivity to any of these medications, any other components of the formulation, any other beta-lactams or any other rifamycin.

Talicia® is contraindicated in patients receiving rilpivirine-containing products.

Talicia® is contraindicated in patients receiving delavirdine or voriconazole.

Serious and occasionally fatal hypersensitivity reactions have been reported with omeprazole, amoxicillin and rifabutin.

Clostridioides difficile-associated diarrhea (CDAD) has been reported with use of nearly all antibacterial agents and may range from mild diarrhea to fatal colitis.

Talicia® may cause fetal harm. Talicia® is not recommended for use in pregnancy.

Talicia® may reduce the efficacy of hormonal contraceptives. An additional non-hormonal method of contraception is recommended when taking Talicia®.

Talicia® should not be used in patients with hepatic impairment or severe renal impairment.

Acute Interstitial Nephritis has been observed in patients taking PPIs and penicillins.

Cutaneous lupus erythematosus (CLE) and systemic lupus erythematosus (SLE) have been reported in patients taking PPIs. These events have occurred as both new onset and exacerbation of existing autoimmune disease.

The most common adverse reactions (≥1%) were diarrhea, headache, nausea, abdominal pain, chromaturia, rash, dyspepsia, oropharyngeal pain, vomiting, and vulvovaginal candidiasis.

To report SUSPECTED ADVERSE REACTIONS, contact RedHill Biopharma INC. at 1-833-ADRHILL (1-833-237-4455) or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

Full prescribing information for Talicia® is available at www.Talicia.com.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks related to the timing of hiring sales representatives as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its therapeutic candidates and its FDA-approved products; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia® and Aemcolo® and following closing of the acquisition, Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Senior VP Business Development & Licensing RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	IR contact (U.S.): Timothy McCarthy, CFA, MBA Managing Director, Relationship Manager LifeSci Advisors, LLC +1-212-915-2564 tim@lifesciadvisors.com

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1 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) delayed-release capsules 10 mg/250 mg/12.5 mg is indicated for the treatment of Helicobacter pylori (H. pylori) infection in adults. For full prescribing information see: www.Talicia.com.
2 Defined as the PK population which included those subjects in the ITT population who had demonstrated presence of any component of investigational drug at Visit 3 (approx. day 13) or had undetected levels drawn >250 hours after the last dose.
3 Hooi JKY et al. Global Prevalence of Helicobacter pylori Infection: Systematic Review and Meta-Analysis. Gastroenterology 2017; 153:420-429.
4 IQVIA Custom Study for RedHill Biopharma, 2019
5 Lamb A et al. Role of the Helicobacter pylori‐Induced inflammatory response in the development of gastric cancer. J Cell Biochem 2013;114.3:491-497.
6 NIH – Helicobacter pylori and Cancer, September 2013.
7 Hu Q et al. Gastric mucosa-associated lymphoid tissue lymphoma and Helicobacter pylori infection: a review of current diagnosis and management. Biomarker research 2016;4.1:15.
8 National Cancer Institute, Surveillance, Epidemiology, and End Results Program (SEER).
9 Malfertheiner P. et al. Management of Helicobacter pylori infection - the Maastricht IV/ Florence Consensus Report, Gut 2012;61:646-664; O’Connor A. et al. Treatment of Helicobacter pylori Infection 2015, Helicobacter 20 (S1) 54-61; Venerito M. et al. Meta-analysis of bismuth quadruple therapy versus clarithromycin triple therapy for empiric primary treatment of Helicobacter pylori infection. Digestion 2013;88(1):33-45.
10 For full prescribing information see: Aemcolo® (rifamycin): www.Aemcolo.com.
11 For full prescribing information see: Movantik® (naloxegol) www.Movantik.com.